1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/05/29:	To announce the resolution of Annual General Meeting to permit the Directors to engage in competitive conduct
99.02	Announcement on 2020/05/29:	Major resolutions of 2020 Annual General Meeting

99.03	Announcement on 2020/06/08:	To announce the record date for dividend distribution

99.04	Announcement on 2020/06/10:	Chunghwa Telecom announces its operating results for May 2020

99.05	Announcement on 2020/06/10:	May 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

To announce the resolution of Annual General Meeting to permit the Directors to engage in competitive conduct

Date of events: 2020/05/29

Contents:

1.	Date of the shareholders' meeting resolution:2020/05/29

2.	Name and title of the director with permission to engage in competitive conduct:

Director：Chi-Mau Sheih

Director：Sin-Horng Chen

Director：Shui-Yi Kuo

Director：Yu-Lin Huang

Director：Hung-Yi Hsiao

3.	Items of competitive conduct in which the director is permitted to engage:

(1)Chi-Mau Sheih：Director, Industrial Technology Research Institute

(2)Sin-Horng Chen：Managing Director, Industrial Technology Research Institute

(3)Shui-Yi Kuo：Director, Cornerstone Ventures Co., Ltd.

(4)Yu-Lin Huang：Director, Taiwan International Ports Corp.

(5)Hung-Yi Hsiao：Independent Director, China Electric Manufacturing Corp.

4.	Period of permission to engage in the competitive conduct:

During the term of being a Director of the Company

5.	Circumstances of the resolution (please describe the results of the voting under Article 209 of the Company Act):

Voting by the total number of issued shares of more than two-thirds of the shareholders present. The proposal was being approved.

6.

If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the director (if it is not business of a mainland China area enterprise, please enter ”not applicable” below): N/A

7.	Company name of the mainland China area enterprise and the director's position in the enterprise: N/A

8.	Address of the mainland China area enterprise: N/A

9.	Business items of the mainland China area enterprise: N/A

10.	Degree of effect on the Company's finances and business: None

11.	If the director has invested in the mainland China area enterprise, the monetary amount of the director's investment and the director's shareholding ratio: N/A

12.	Any other matters that need to be specified: None

EXHIBIT 99.02

Major resolutions of 2020 Annual General Meeting

Date of events: 2020/05/29

Contents:

1.	Date of the shareholders' meeting:2020/05/29

2.	Important resolutions (1)profit distribution/deficit compensation:

Ratified 2019 earnings distribution proposal with cash dividend NT$4.226 per share. Authorized the Chairman to set a record date of ex-cash dividend for distribution.

3.	Important resolutions (2)amendments of the corporate charter:

Approved amendments to the Articles of Incorporation of the Company.

4.	Important resolutions (3)business report and financial statements:

Ratified 2019 business report and financial statements.

5.	Important resolutions (4)elections of board of directors and supervisors: None

6.	Important resolutions (5)other proposals:

Approved release of non-competition restrictions on Directors.

7.	Any other matters that need to be specified: None

EXHIBIT 99.03

To announce the record date for dividend distribution

Date of events: 2020/06/08

Contents:

1.	Date of the resolution by the board of directors or shareholders' meeting or decision by the Company: 2020/06/08

2.	Type of ex-rights or ex-dividend (please enter: “Ex-rights”, ”Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend

3.	Type and monetary amount of dividend distribution:

To be distributed with cash dividend of NT$4.226 per share.

4.	Ex-rights (ex-dividend) trading date: 2020/07/02

5.	Last date before book closure: 2020/07/03

6.	Book closure starting date: 2020/07/04

7.	Book closure ending date: 2020/07/08

8.	Ex-rights (ex-dividend) record date: 2020/07/08

9.	Any other matters that need to be specified:

Cash dividend is expected to be distributed on August 6, 2020.

EXHIBIT 99.04

Chunghwa Telecom announces its operating results for May 2020

Date of events: 2020/06/10

Contents:

1.	Date of occurrence of the event:2020/6/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for May 2020 decreased year over year to NT$ 16.11 billion, mainly due to the decrease of international fixed-line voice revenue, mobile service revenue and handset sales revenue, which offset the increase of Internet VAS revenue, data communications revenue and ICT project revenue. Operating costs and expenses decreased year over year to NT$ 12.56 billion, mainly due to the decline of interconnection expenses and cost of goods sold. Operating income was NT$ 3.55 billion. Income before tax was NT$ 3.62 billion. Net income attributable to stockholders of the parent company was NT$ 2.80 billion. EPS was NT$ 0.36. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None
8.

EXHIBIT 99.05

Chunghwa Telecom

June 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
May	Net sales	16,110,489	16,688,845	(-) 578,356	(-) 3.47%
Jan.-May	Net sales	79,978,000	84,549,919	(-) 4,571,919	(-) 5.41%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,969,625

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	59,242
	Fair Value	665
	The amount of unrealized gain(loss) recognized this year	892

Settled Position	Total amount of contract	86,777
	The amount of realized gain(loss) recognized this year	-2,975

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	312,510
	Fair Value	3,973
	The amount of unrealized gain(loss) recognized this year	3,646

Settled Position	Total amount of contract	149,725
	The amount of realized gain(loss) recognized this year	-919

b Trading purpose : None